News Release

Number 13, 2003

 Resin Systems Update: U.S. Listing – Power Pole Manufacturing

August 5, 2003. Edmonton, Alberta: Resin Systems Inc. (RSI) (RS-TSX Venture Exchange) announced today it has received all necessary approvals and is fully listed on the Over The Counter Bulletin Board (OTCBB) trading under the symbol RSSYF.

The Company’s listing in the United States is complimentary to its listing in Canada on the TSX Venture Exchange and is in recognition of existing U.S. shareholders as well as a substantial number of Americans, which are known to be following RSI’s progress. The Company is currently in the process of expanding its investor relations activities for a U.S. audience. Source Capital Group (www.sourcegrp.com) has provided U.S. sponsorship for RSI.

RSI’s objective is to qualify for a listing on a major U.S. Exchange on the premise that corporate growth will ultimately enhance the fundamental value of its business and subsequently the Company’s market valuation.

RSI also reports that in regards to its previously announced order from NorthwesTel (news release of June 17, 2003), the Company is currently in production of these utility poles with shipping of the order to be underway prior to the end of August. The agreement calls for the delivery of four hundred and fifty utility poles of thirty feet in length to facilitate a thirty-eight kilometre fiber optic installation in the Northwest Territories.

The NorthwesTel utility poles are currently being manufactured at RSI’s existing facility in Edmonton, Alberta. The Company’s new production facility in Edmonton with annual capacity of $50 million will be completed by early September.

Resin Systems Inc. is a chemical technology company that is actively engaged in the commercialization and further development of its proprietary line of unique, polyurethane based, composite resin systems under the Version brand name.

For Further Information Contact:

Greg Pendura President and Chief Executive Officer Resin Systems Inc. Ph: (780) 482-1953 Fax: (780) 452-8755 Email: greg@resinsystemsinc.com www.resinsystemsinc.com	Grant Howard The Howard Group Inc. Ph: (888) 221-0915 Fax: (403) 237-8387 Email: grant@ howardgroupinc.com www.howardgroupinc.com

The TSX Venture Exchange has not reviewed

And does not accept responsibility for the adequacy or accuracy of this release.